July 6, 2007

VIA EDGAR

Filing Room

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Fidelity Investments Variable Annuity Account I
Fidelity Investments Life Insurance Company
Pre-Effective Amendment No, 1 to Registration Statement on N-4
File Nos. 333-141878/811-05315

Empire Fidelity Investments Variable Annuity Account A
Empire Fidelity Investments Life Insurance Company
Pre-Effective Amendment No, 1 to Registration Statement on N-4
File Nos. 333-141883/811-06388

Ladies and Gentlemen:

On behalf of the Depositors, Fidelity Investments Life Insurance Company and Empire Fidelity Investments Life Insurance Company, and the Registrants, Fidelity Investments Variable Annuity Account I and Empire Fidelity Investments Variable Annuity Account A, we are filing these pre-effective amendments on Form N-4 to respond to the comments in Robb Lamont's letter dated June 4, 2007 and to provide a complete registration statement and revised prospectus.

The Staff's comments and our responses follow. Please note that the changes and responses below apply to both registration statements and the page numbers referred to in Depositors' response apply to both prospectuses unless the word "or" appears between the page numbers. In those cases, the page number for File Nos. 333-141878 appears first.

(1) Comment: You indicated that the contract may be sold under the name "Fidelity Growth and Guaranteed Income Annuity". Please explain how the use of the term "guaranteed" in that name complies with Rule 35d-1 under the Investment Company Act of 1940, as amended, and is not otherwise misleading.

Response: Rule 35d-1 prohibits the use of the word "guaranteed" in conjunction with the words "United States" or "U.S." and gives the staff discretion with respect to other investment company names not covered by the rule to determine whether a particular name "would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company's intended investments or the risks of those investments."

While the proposed name uses the term "guaranteed", the prospectus does not express or imply that the guarantee is a United States or U.S. agency guarantee, nor could an investor reasonably interpret the prospectus to suggest that the guaranteed benefit is a guarantee of the United States or any U.S. agency. Likewise, the prospectus does not say, nor can it be reasonably read to imply that the guaranteed benefit offered through the prospectus is a guarantee of any bank, depository institution or the Federal Deposit Insurance Corporation as prohibited by Section 35 of the Investment Company Act of 1940, as amended. On the cover page of the Prospectus, just under the product name, is an explicit statement as to the specific nature of the investment - a variable annuity contract with a guaranteed withdrawal for life benefit - followed by the words "offered by" the Depositors. In these pre-effective amendments, the following sentence "All guarantees described in the Contract are subject to the claims paying ability of...[appropriate Depositor's name will appear in each prospectus]" has been added to the introductory paragraph to further clarify that the guarantees are insurance company guarantees.

In reviewing the proposed and adopting releases for Rule 35d-1, and the "Frequently Asked Questions about Rule 35d-1", it is clear that the rule was designed with investment company funds in mind. The Commission was focused on names that could imply a specific investment or geographical focus. Insurance company separate accounts, unlike investment company funds, offer both sub-account investment choices and insurance company guarantees. At a minimum, insurance companies must guarantee the right to receive some form of lifetime annuity payments. If variable annuity payments are selected by an investor, those annuity payments may fluctuate in value but the obligation to continue making payments remains a guarantee of the insurance company. As the variable annuity industry has evolved, the emphasis on insurance company guarantees have grown.

In recent years, the Staff has reviewed hundreds of variable annuity registrations statements that describe guaranteed death benefits, guaranteed minimum income benefits, guaranteed minimum accumulation benefits and guaranteed minimum withdrawal benefits. Marketing material for variable annuity contracts emphasize these guarantees and always qualify these guarantees as subject to the claims paying ability of the insurance company. It is the guarantees that are primarily used to distinguish variable annuity products from other investment company products.

The Staff has allowed variable annuity issuers to use the word "guaranteed" in the prospectus disclosure describing how these benefits work. No comment was received about any of the many uses of the word "guaranteed" in the prospectus. Depositors also understand that the Staff has allowed the word "guaranteed" in the marketing name of a guaranteed minimum withdrawal benefit rider (See Integrity Life Insurance Company's Separate Account II "Guaranteed Lifetime Income Advantage" rider, referenced on page 85 of Registration Nos: 333-51268 (post-effective amendment 28) / 811-87134 (post effective amendment 29)).

The Depositors believe that the word "guaranteed" in a contract name is not misleading for a variable annuity contract where the guaranteed withdrawal feature is built into the base product. When an investor purchases this contract, they will be doing so with the expectation of receiving a guaranteed withdrawal benefit for life. The name does not indicate how much income is guaranteed, only that some amount of income is guaranteed. The benefit has limitations that are within the control of the investor (withdrawals before age 59 1/2, excess withdrawals), but Depositors believe the prospectus adequately discloses these limitations. In the adopting release for Rule 35d-1, the Commission acknowledged "...that investors should not rely on an investment company's name as the sole source of information about a company's investments and risks. An investment company's name, like any other single piece of information about an investment, cannot tell the whole story about the investment company."

Depositors also think that the word "guaranteed" in the contract name helps distinguish this contract from Depositors' other deferred variable annuity - a low cost product with no death benefit or other living benefits. The new contract will be offered as an alternative product to the low cost product and the guaranteed withdrawal feature will be the significant difference. In general, the costs of variable annuities with guaranteed withdrawal benefits are significantly higher than variable annuities without such benefits. Depositors believe that the word "Guaranteed" in the new product name will help investors better appreciate the differences between Depositors' deferred annuity products and help them better understand the cost difference. To this point, the fourth paragraph of Depositors' "Summary of the Contract" reads as follows: "YOU SHOULD PURCHASE THIS CONTRACT ONLY IF YOU ARE BUYING IT FOR THE GUARANTEED WITHDRAWAL BENEFIT FOR LIFE FEATURE. WE OFFER, FOR A LOWER CHARGE, A SUBSTANTIALLY SIMILAR VARIABLE ANNUITY WHICH DOES NOT INCLUDE THE GUARANTEED WITHDRAWAL BENEFIT FOR LIFE FEATURE."

For all of these reasons, Depositors believe the word "guaranteed" in the title of the Contract complies with Rule 35d-1 and is not otherwise misleading.

(2) Comment: Please move all required cover page information, currently shown on page 2, to the cover page, except that the list of funds may be shown on the insider cover if it is too long to fit on the cover page. Item 1(a) of Form N-4
Response: The Depositors have revised the cover page accordingly. See revised Cover page i.

(3) Comment: Items 1, 2, 3, and 4(a) of Form N-4 must be in numerical order in the prospectus and may not be preceded or separated by any other time. The twelve page Summary of the Contract preceded the Item 3 fee table disclosure. Please revise the prospectus to comply with General Instructions J.

Response: The Depositors have switched the order of the Summary of the Contract and Fee Table. See revised pages v and 1.

(4) Comment: The first sentence in the third paragraph under withdrawals discusses a possible surrender charge. Please disclosure this surrender charge in the fee table on page 13.

Response: The Fee Table now includes the Surrender Charge. See revised page v.

(5) Comment: Please provide a cross reference to the Guaranteed Withdrawal Benefit For Life examples discussed in Appendix B on pages 51-54.

Response: The Depositors have added a reference to the Appendix B examples in the Guaranteed Withdrawal Benefit For Life section of the Summary of the Contract. See revised page 2.

(6) Comment: In those states that require a return of purchase payments, please explain why you are not returning the greater of contract value or purchase payment. See Section 1(32) of the Investment Company act of 1940, as amended. See also, Clifford E. Kirsch, Dear Registrant Letter, Item 15 (October 23, 1992).

Response: The Depositors' practice will be to return the greater of Contract Value or Purchase Payment. Language has been added to the Free Look section of the Prospectus and the Summary of the Contract to make this clear. See revised pages 4 and 6.

(7)

(a) Comment: Please include the range of premium taxes that are deducted in the fee table.

Response: A premium tax field and range of premium tax rates have been added to the Fee Table. See revised page v.

(b) Comment: Please reduce the size of footnote * to a size smaller than the rest of the disclosure in the fee table.

Response: The footnote font size has been reduced. Please note that the asterisks have been replaced by numerical footnotes and four other footnotes have been added to clarify the information in the completed Fee Table. See revised page v.

(c) So as not to obscure the information required in Item 3, please disclose all footnotes at the bottom of the appropriate page or at the end of the Item 3 disclosure.

Response: The footnotes have been moved to the bottom of the page. See revised page v.

(d) Please confirm to the SEC Staff that the range of total annual fund operation expenses does not reflect any waiver or reimbursement arrangement. Item 3, Instruction 18 of Form N-4.

Response: The Depositors confirm that the range of total annual fund operating expenses does not reflect any waiver or reimbursement arrangement. New footnote 5 expressly states this and also adds the expense amounts after waivers and reimbursement. See revised pages vi or v.

(e) Please provide the completed fee table to the SEC Staff for review.

Response: The Fee Table has been completed. See revised page v.

(8) Please add an example that shows the total expenses including the 2% surrender charge if you surrender your contract at the end of each applicable time period.

Response: The Examples now show the impact of surrendering the contract, not surrendering the contract, and annuitizing the contract. Please note that no surrender charge is applied upon annuitization so the annuitization example is combined with the non-surrender example. See revised page vi or v.

(9) The first sentence in this section states that the completed application must be received "in a form acceptable to us". Please provide additional disclosure to explain what make the application acceptable to you.

Response: Language has been added to the "Applications and Purchase Payment" section of the prospectus stating the circumstances under which an application may not be acceptable to Depositors. See revised page 6.

(10) Comment: Please consider adding disclosure that the underlying portfolios may have policies and procedures as to short term trading and disclosure as to the information sharing agreements the company has entered into in accordance with the provisions of Rule 22c-2 under the Investment Company Act of 1940, as amended.

Response: Language has been added to the "Short Term Trading Risk" section of the prospectus advising of the information sharing agreements between funds and Depositors pursuant to Rule 22c-2 under the Investment Company Act of 1940, as amended. See revised page 8.

(11) Comment: Please disclose that an owner will be notified if a withdrawal will cause the contract to be automatically annuitized and how annuitization can be prevented.

Response: Depositors have added disclosure to the "Conversion of GWB Amount Payments" provision alerting contractowners to the action they may take if they do not want their Contract automatically converted to a GWB Amount annuity option. At the end of the first full paragraph, the following sentences will be added: "If you do not want your Contract to automatically convert to an annuity option, you must notify us before the conversion occurs and request a full withdrawal of your Contract Value. By doing this, your Contract will terminate and you will give up any future GWB Amounts that may be payable." In discussions with the Staff about this comment, it was suggested that that the proposed disclosure would be sufficient to address the Staff's concerns.

(12) Comment: Please provide the authority that would permit the company to automatically transfer variable account assets to the Money Market Option until the beneficiary is able to transfer his or her share of the Contract Value among the Investment Options.

Response: A similar provision was allowed in the prospectus for Depositors' 2005 variable annuity contract filings (333-123884/81105315 and 333-127346/81106388). Prior to that filing David Pearlman, Secretary and Associate General Counsel of Depositors, met with William Kotapish, Chief of the Office of Insurance Products to discuss Depositors' desire to include such a provision in its contract and they reached agreement that such a provision could be included. The reason the Depositors put such a provision into their deferred annuity contract and prospectus was to solve a problem the Depositors were encountering with death claims and multiple beneficiaries. The contract says that we cannot make payment to any one beneficiary until all beneficiaries are identified. Often times, one beneficiary would provide proof of loss and have to wait until all the remaining beneficiaries were heard from. During these times, beneficiaries would get agitated about market performance and be frustrated by their lack of control. The automatic transfer to money market was designed to preserve the beneficiaries' portion of the contract value. It could also be argued that through prospectus disclosure, prospective investors are advised of this automatic transfer provision and implicitly authorize such a transfer by their decision to purchase the contract.

(13)
(a) The current disclosure only describes the tax law requirements for distributions. Please disclose the options available to beneficiaries under this contract.
(b) Please clarify that a lump sum distribution is permitted under tax laws.
(c) Please disclose that a lump sum distribution will be made within the same time permitted under the Investment Company Act of 1940, as amended, if another available option is not elected.
Response (to a-c): Language has been added to the "Required Distributions On Death of Owner" provision clarifying that a lump sum distribution is another available option following death of an owner. The timing of such payment is addressed in the new language. The Depositors have also changed the "annuitzation" reference to a more specific description of electing one of the available annuity income options offered under the contract. See revised page 15.

(14) Comment: The statement "If you do not change the Annuity Date and have not previously elected another annuity option offered by us, we will pay you income under one of our available options" is confusing. Please clarify.
Response: The Depositors agree that the sentence was confusing and have removed it. The rest of the provision explains what the annuity options are and which one applies if no other option is previously elected. See revised page 16 or 15.

(15) Please disclose that as a result of proportional voting, the vote of a small number of contract owners could determine the outcome of a proposal subject to a shareholder vote.
Response: Language has been added to the "Voting Rights" provision indicating that a small number of voting contract owners might have a significant impact on a shareholder vote proposal. See revised page 25 or 24.

(16) Comment: Please disclose the full name of the Registrant on the [Statement of Additional Information] cover page. Item 15(a)(i) of Form N-4.
Response: The Registrants' names currently appear the first paragraph of the cover page. [See revised Statement of Additional Information Cover page]

(17) Comment: Please include new Powers of Attorney that specifically describe these registration statements by name or by their 1933 Act file numbers as per Rule 483(b) under the 1933 Act.
Response: As we discussed, the Powers of Attorney that were filed with the initial registration statement were drafted and signed exclusively for these registration statements. They have not, and will not be used for any other registrations statements. At time of initial filing, there was no way to specifically refer to any 1933 Act file number.

(18) Comment: Since this is a new registration statement that is not yet effective, please clarify the reference to "Post Effective Amendment No. 10 to this Registration Statement in item 24(b)(13).
Response: The sentence has been removed and replaced with a correct reference.

(19) Comment: Financial statements, exhibits and other information not included in this registration statement should be filed by pre-effective amendment.
Response: All financial statements, exhibits and other information are included in these pre-effective amendments.

(20) Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Notwithstanding our comments in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of such request acknowledging that should the Commission or the staff, acting pursuant to delegated authority, declare the filling effective, it does not foreclose the Commission from taking any action with respect to the filing: The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and The insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: The undersigned, hereby acknowledges on behalf of the Separate Accounts that (i) the Separate Accounts are responsible for the adequacy and accuracy of the disclosure in its registration statements; (ii) the Commission's staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff, do not foreclose the Commission from taking any action with respect to the registration statements; and (iii) the Separate Accounts may not assert Commission's staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition to the prospectus changes described above, the Depositors have also made the following minor changes to the prospectus with their pre-effective amendments. These changes have been made to correct typographical errors, add or delete words and to incorporate some changes that were raised by state insurance departments in their review of the contract.

The following changes warrant some explanation:

Cover Page: To accommodate Comment 2 above, the Depositors have removed the red-herring language at the top of the page and several paragraphs from the "Introduction" section. Deletions are noted in the redlined version of the contract. See revised Cover page.
Purchase of a Contract: To be consistent with the "Application and Purchase Payments" section of the prospectus, additional language about a purchase payment being allowed from different sources was added to this section. See revised pages 1 and 5.
Withdrawals in Excess of Annual GWB Amount: In addition to the minor changes noted on the revised prospectus pages, the second to last paragraph beginning with "On or after the Annuity Date..." has been deleted. This deletion is a result of recent advice of tax counsel. Depositors have been advised that they no longer need to provide this unique definition of "GWB Amount" after the Annuity Date, so the paragraph has been removed. In addition, a new last sentence has been added to the paragraph beginning "If the Contract is a Qualified Contract..." The new sentence was added to the contract to address a state insurance department concern and the Depositors thought it should be added to the prospectus as well. See revised pages 12/13 or 12.
Conversion of GWB Amount Payments: The words "for the next Contract Year" were deleted from the second sentence of the third paragraph because they made the statement incorrect. The Conversion provision says that if a conversion occurs, it will be the first day of the first calendar month following your Contract Anniversary. Since GWB Amounts are normally determined on Contract Anniversaries, the third paragraph was added to say that for purposes of determining an investor's GWB Amount annuity, the Depositors will include any excess withdrawals taken up through the date of conversion. Since the date of conversion is the first day of the first month following the Contract Anniversary, the contract is already in its next Contract Year. See revised page 13.
Annuity Date: In addition to the changes made in response to Comment 14, the words "latest possible" were added to the last sentence of the "In General" provision so that the sentence now reads: "Unless you elect another annuity income option prior to the latest possible Annuity Date, the Contract will default to Annuity Income option (1)." This addition was made to clarify that the default provision only applies at the last possible Annuity Date. See revised page 16 or 15.
Annuity Income: The words "latest possible" were also added to the first sentence of the fourth paragraph of this provision for the same reason they were added in the Annuity Date provision. See revised page 17 or 16.
Other Contract Provisions - Annuitant(s): The words "from the Contract Value each Contract Year" were deleted because the words were unnecessary and potentially confusing. See revised page 22.
Appendix B - Assumptions common to examples 4-6: Replaced the word "ratchet" with "increase". Ratchet may not be as easily understood as increase. See revised page 26.

Thank you for your careful review of these registration statements. We hope these answers and revisions to the registration statements are fully responsive to your comments.

Acceleration Request

Registrants believe that these Amendments and this letter are responsive to Staff comments and, therefore, Registrant and its principal underwriter, Fidelity Brokerage Services LLC. intend in the near future to make an oral request for acceleration of the effective date of these Amendments to July 13, 2007. The Registrants and their principal underwriter are aware of their obligations under the 1933 Act.

If you need any further information, please contact the undersigned (617-563-7326) or our counsel, Michael Berenson (202-739-5450).

Yours Truly,

Edward M. Shea